SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                        RULE 13E-3 TRANSACTION STATEMENT

           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 SCHEDULE 13E-3


                       STATE OF FRANKLIN BANCSHARES, INC.

                              (Name of the Issuer)


                       STATE OF FRANKLIN BANCSHARES, INC.

                         STATE OF FRANKLIN MERGER CORP.

                              CHARLES E. ALLEN, JR.

                                RANDAL R. GREENE

                           CHARLES E. ALLEN, SR., M.D.

                                 VANCE W. CHEEK

                            KENNETH E. CUTSHALL, M.D.

                                STEPHEN K. GROSS

                                 ALAN R. HUBBARD

                                DONALD R. JEANES

                             VERRILL M. NORWOOD, JR.

                                CAMERON E. PERRY

                               RICHARD S. VENABLE

                            HENRY JACK WILLIAMS, M.D.

                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $1.00 PAR VALUE

                         (Title of Class of Securities)


                                 NOT APPLICABLE

                      (CUSIP Number of Class of Securities)

                              CHARLES E. ALLEN, JR.

                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                       STATE OF FRANKLIN BANCSHARES, INC.

                             1907 NORTH ROAN STREET

                          JOHNSON CITY, TENNESSEE 37604

                                 (423) 232-4400

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies To:

                         Linda M. Crouch-McCreadie, Esq.

               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

                         207 Mockingbird Lane, Suite 300

                          Johnson City, Tennessee 37604

                                 (423) 921-0181


     This statement is filed in connection with (check the appropriate box):
a.   [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.
b.   [ ]    The filing of a registration  statement under the Securities Act of 1933.
c.   [ ]    A tender offer.
d.   [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: []


                            CALCULATION OF FILING FEE

Transaction Valuation (*)           Amount of Filing Fee
-------------------------           --------------------

$12,625,000                            $1,485.96

(*) Calculated solely for the purposes of determining the filing fee. The transaction value is based upon the maximum proposed number of shares to be cashed out in the merger of 500,000 shares of common stock at $25.25 per share.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

           Amount Previously Paid:                 Filing Party:

           Form or Registration No.:               Date Filed:

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3, as amended (the "Schedule 13E-3") is being filed by State of Franklin Bancshares, Inc., a Tennessee corporation ("State of Franklin" or the "Company"), State of Franklin Merger Corp., a Tennessee corporation and the Company's wholly-owned subsidiary (the "Merger Corp."), Charles E. Allen, Jr., Randal R. Greene, Charles E. Allen, Sr., M.D., Vance W. Cheek, Kenneth E. Cutshall, M.D., Stephen
K. Gross, Alan R. Hubbard, Donald R. Jeanes, Verrill M. Norwood, Jr., Cameron E. Perry, Richard S. Venable and Henry Jack Williams, M.D. (collectively, the "Individuals"), who are the directors and executive officers of both the Company and Merger Corp., pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 13, 2005 (the "Merger Agreement"), by and between the Company and the Merger Corp. A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by the Company contemporaneously herewith (as amended and including all annexes thereto, the "Proxy Statement").

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the Annual Meeting of Shareholders of the Company at which the shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

All information contained in this Schedule 13E-3 concerning the Company and the Merger Corp. has been supplied by the Company and all information concerning the Individuals has been supplied by the Individuals.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.
All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.SUMMARY TERM SHEET

The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger" is incorporated herein by reference.


ITEM 2.SUBJECT COMPANY INFORMATION.


(a).The name of the subject company is State of Franklin Bancshares, Inc. The address of the principal executive offices of the Company is 1907 North Roan Street, Johnson City, Tennessee 37601. The Company is a registered bank holding company. The information set forth in the Proxy Statement under "Approval of the Merger Agreement - The Parties" is incorporated herein by reference.


(b).The information set forth in the Proxy Statement under "NOTICE OF ANNUAL MEETING OF SHAREHOLDERS" and "PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS - Information About the Annual Meeting - Who can vote?" is incorporated herein by reference.


(c).The information set forth in the Proxy Statement under "Summary Financial Information - Per Share Market Price" is incorporated herein by reference.


(d).The information set forth in the Proxy Statement under "Summary Financial Information - Per Share Market Price" is incorporated herein by reference.


(e).Not applicable.


(f).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Directors and Executive Officers of State of Franklin and Merger Corp." is incorporated herein by reference.


ITEM 3.IDENTITY AND BACKGROUND OF FILING PERSON.


(a)-(b).The information set forth in the Proxy Statement under "NOTICE OF SPECIAL MEETING OF SHAREHOLDERS;" "Approval of the Merger Agreement - The Parties"; and "Directors and Executive Officers of State of Franklin and Merger Corp." is incorporated herein by reference.


(c).The information set forth in the Proxy Statement under "Proposal 2 -- Election of Directors" and "Directors and Executive Officers of State of Franklin and Merger Corp." is incorporated herein by reference.


(d).Not applicable.

ITEM 4.TERMS OF THE TRANSACTION.

(a).The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger"; "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger"; "Certain U.S. Federal Income Tax Consequence of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Approval of the Merger Agreement" - "Summary", "Reasons for the Going Private Merger", "Effect of the Going Private Merger Proposal on State of Franklin Shareholders", "Effect of the Going Private Merger Proposal on State of Franklin", "Exchange and Payment Procedures", "Dissenters Rights", "The Merger Agreement", "Conversion of Shares in the Going Private Merger", "Exchange of Certificates", and "Timing of Closing" is incorporated herein by reference.


(b).Not applicable.


(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger" - "Effects on State of Franklin", "Effect on Shareholders of the Going Private Merger", and "Reasons for the Going Private Merger"; "Recommendation of the Board of Directors;
    Fairness of the Going Private Merger Proposal"; and "Approval of the Merger Agreement" - "Summary", "Effect of the Going Private Merger Proposal on State of Franklin Shareholders", "Effect of the Going Private Merger Proposal on State of Franklin", "Exchange and Payment Procedures", "Dissenters Rights", "The Merger Agreement", "Conversion of Shares in the Going Private Merger", and "Exchange of Certificates" are incorporated herein by reference.


(d).The information set forth in the Proxy Statement under "Approval of the Merger Agreement - Dissenters Rights" is incorporated herein by reference.


(e).No provision is being made in connection with the Going Private Merger to grant unaffiliated shareholders access to the filing persons' files or to obtain counsel or appraisal services at the expense of the filing persons.


(f).Not applicable.


ITEM 5.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a).Not applicable.


(b)-(d).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal" and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.


(e).The information set forth in the Proxy Statement under "State of Franklin Stock Ownership" is incorporated herein by reference.


ITEM 6.PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


(a).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger - Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Approval of the Merger Agreement - Effect of the Going Private Merger Proposal on State of Franklin" is incorporated herein by reference.

(b).The information set forth in the Proxy Statement under "The Effects of the Going Private Merger" - "Effects on State of Franklin" and "Effect on Shareholders of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal - Conduct of State of Franklin's Business after the Going Private Merger"; "Approval of the Merger Agreement" - "Effect of the Going Private Merger Proposal on State of Franklin Shareholders"; "Effect of the Going Private Merger Proposal on State of Franklin"; "Exchange and Payment Procedures"; "The Merger Agreement; Conversion of Shares in the Going Private Merger"; and "Exchange of Certificates" is incorporated herein by reference.


(c).The information set forth in the Proxy Statement under "Summary Term Sheet Regarding the Going Private Merger"; "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal - Conduct of State of Franklin's Business after the Going Private Merger"; "Approval of the Merger Agreement" - "Summary"; "Effect of the Going Private Merger Proposal on State of Franklin Shareholders"; "Effect of the Going Private Merger Proposal on State of Franklin"; "Exchange and Payment Procedures"; "The Merger Agreement"; "Conversion of Shares in the Going Private Merger"; and "Exchange of Certificates" is incorporated herein by reference.

(d).Not applicable.


ITEM 7.PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


(a).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger - Reasons for the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal"; and "Approval of the Merger Agreement - Effect of the Going Private Merger Proposal on State of Franklin" is incorporated herein by reference.


(b).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; and "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.


(c).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Approval of the Merger Agreement" - "Reasons for the Going Private Merger" is incorporated herein by reference.


(d).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger"
    - "Effects on State of Franklin", "Effect on Shareholders of the Going Private Merger", "Fees and Expenses of the Going Private Merger", and "Pro Forma Consolidated Financial Statements"; "Certain U.S. Federal Income Tax Consequence of the Going Private Merger"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal - Conduct of State of Franklin's Business after the Going Private Merger"; "Approval of the Merger Agreement" - "Effect of the Going Private Merger Proposal on State of Franklin Shareholders", "Effect of the Going Private Merger Proposal on State of Franklin", "Interests of Officers and Directors in the Going Private Merger", and "The Merger Agreement"; and "State of Franklin Stock Ownership" is incorporated herein by reference.


ITEM 8.FAIRNESS OF THE TRANSACTION.


(a)-(e).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" - "Merger Corp.'s, and State of Franklin's and Merger Corp.'s Directors' and Executive Officers', Determination of Fairness of the Going Private Merger Proposal" is incorporated herein by reference.

(f).Not applicable.


ITEM 9.REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS


(a)-(b).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" - "Merger Corp.'s, and State of Franklin's and Merger Corp.'s Directors' and Executive Officers', Determination of Fairness of the Going Private Merger Proposal"; "Opinion of Financial Advisor Regarding the Going Private Merger"; "Standard of Value"; "Discounted Cash Flow Analysis"; and "Comparable Company Analysis" is incorporated herein by reference.

(c).The information set forth in the Proxy Statement under "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" - Opinion of Financial Advisor Regarding the Going Private Merger" is incorporated herein by reference.


ITEM 10.SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


(a)-(b).The information set forth in the Proxy Statement under "Background of the Going Private Merger Proposal"; "The Effects of the Going Private Merger - Effects on State of Franklin"; "Recommendation of the Board Of Directors; Fairness of the Going Private Merger Proposal - Source and Amount of Funds for the Going Private Merger" is incorporated herein by reference. No alternative financing arrangements or plans have been made to finance the Going Private Merger.

(c).The information set forth in the Proxy Statement under "The Effects of the Going Private Merger - Fees and Expenses of the Going Private Merger" is incorporated herein by reference.

(d).Not applicable.


ITEM 11.INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.


(a).The information set forth in the Proxy Statement under "State of Franklin Stock Ownership" is incorporated herein by reference.


(b).The information set forth in the Proxy Statement under "Directors and Executive Officers of State of Franklin and Merger Corp." is incorporated herein by reference.


ITEM 12.THE SOLICITATION OR RECOMMENDATION.


(d)-(e).The information set forth in the Proxy Statement under "Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal" is incorporated herein by reference.


ITEM 13.FINANCIAL STATEMENTS.


(a).The Consolidated Financial Statements, and the notes thereto, of State of Franklin as of and for its fiscal year ended December 31, 2004, set forth in State of Franklin's Form 10-KSB for the year ended December 31, 2004 filed with the SEC on March 31, 2005, is incorporated herein by reference. The information in the Proxy Statement under "Summary Financial Information" is incorporated herein by reference.

(b).The information set forth in the Proxy Statement under "Summary Financial Information" - "Summary Unaudited Pro Forma Consolidated Financial Information" and "Selected Per Share Financial Information"; and "The Effects of the Going Private Merger - Unaudited Pro Forma Consolidated Financial Statements" is incorporated herein by reference.


ITEM 14.PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.


(a)-(b).The information set forth in the Proxy Statement under "Information About the Annual Meeting - Who pays for the solicitation of proxies?" is incorporated herein by reference.


ITEM 15.ADDITIONAL INFORMATION.

(b).The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.



ITEM 16.EXHIBITS.


(a)(1).Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Commission on April 22, 2005.*
(a)(2).Current Report on Form 8-K containing press release issued April 7, 2004, incorporated herein by reference.
(c)(1).Form of opinion of Alex Sheshunoff & Co. (included as Annex B to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*
(d)(1).Agreement and Plan of Merger dated as of April 13, 2005 by and between the Company and State of Franklin Merger Corp. (included as Annex A to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*
(f)(1).Sections 48-21-101 through 48-23-302 of Tennessee Business Corporation Act (included as Annex C to the Company's Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(1) to this Schedule 13E-3).*

*Incorporated  by  reference to the  Company's  Preliminary  Proxy  Statement on
 Schedule 14A, as filed with the Commission on April 22, 2005.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                     STATE OF FRANKLIN BANCSHARES, INC.
Dated:  April 22, 2005
                                     By: /s/ Charles E. Allen, Jr.

                                     Chairman and Chief Executive Officer

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                               /s/ Charles E. Allen, Jr.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                      STATE OF FRANKLIN MERGER CORP.
Dated:  April 22, 2005
                                      By:  /s/ Charles E. Allen, Jr.

                                           Chairman of the Board

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                              /s/ Randal R. Greene

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                          /s/ Charles E. Allen, Sr., M.D.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                            /s/ Vance W. Cheek

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005



                                         /s/ Kenneth E. Cutshall, M.D.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                                /s/ Stephen K. Gross

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                               /s/ Alan R. Hubbard

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                               /s/ Donald R. Jeanes

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                              /s/ Verrill M. Norwood, Jr.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                              /s/ Cameron E. Perry

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                             /s/ Richard S. Venable

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 22, 2005




                                           /s/ Henry Jack Williams, M.D.